July 15, 2008

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, DC 20549

Dear Mr. Cascio:

The following are our responses to your comment letter dated July 1, 2008. Each staff comment is separately numbered and contained above our response for your convenience.

Results of Operations, page 13

1.

We note that your discussion excludes certain items from your statements of operations, such as loss on extinguishment of debt, impairment costs and gain on settlement of accrued expenses. In future filings, please revise your discussion to include all material or non-recurring type transactions. In addition, tell us how you determined the amount of the loss on extinguishment of debt.

1.

Registrant Response to Comment #1

a.

We agree to include discussion of all material or non-recurring items included in the statements of operations in the Management Discussion and Analysis section of all future filings.

b.

The loss on extinguishment of debt recognized in 2007 was the result of the 2007 partial pay-off and modification of convertible debentures originally issued by the company in December 2006. The debentures in the amount of $5,595,238 were originally issued at a discount of $895,238, were convertible into common stock at $0.4715 per share and had warrants to purchase 11,372,435 shares of common stock at $0.369 per share warrants attached. The debentures contained a clause which provided for the immediate repayment of the debentures upon the successful completion of a significant equity offering or a sale of significant assets and/or intellectual property holdings of the Company. As such, in connection with the sale of the intellectual property and assets to Chariot Robotics, the debenture holders demanded repayment in full upon the closing of the transaction. The Company negotiated a compromise with the debenture holders whereby the Company would repay $4,000,000 to the debenture holders and modify the terms of the remaining debt, reducing the conversion rate of the debentures to $0.15 and modified the terms of the warrants held by the debenture holders lowering the strike price to $0.15.

c.

In accounting for the debt modification, the Company considered SFAS 15, EITF’s 02-4, 96-19 and 05-7. Because the debenture holders made no concessions in the modification, we determined that this should not be treated as a troubled debt restructuring under SFAS 15 or EITF 02-4. We therefore consulted EITF 96-19, which relates to modifications of debt other than troubled debt restructurings. Under EITF 96-19, if the change in the PV of the modified debt is greater than 10%, the modifications should be treated as a debt extinguishment under paragraph 16 of SFAS 140. Since the modification resulted in an immediate payment of $4,000,000, we applied SFAS 140 and based upon EITF 05-7 recorded the modifications as a debt extinguishment, which resulted in loss on extinguishment of $2,648,534, representing the remaining unamortized original issue discount and the discounts related to the warrants and the beneficial conversion feature.

d.

We then recorded the modified debt and the debt discount related to the warrants and the embedded conversion feature. Using the Black-Scholes method, we valued the new warrants and calculated their relative fair market value. We calculated the intrinsic value of the beneficial conversion feature which exceeded the relative fair market value of the debt. As such, the beneficial conversion feature was recorded as the relative fair market value of the debt. The resulting discount is being amortized over the term of the modified debt, two years.

e.

The loss on extinguishment of debt for 2007 also included an additional $109,000 related to the partial extinguishment and modification of a smaller convertible note. The accounting for this debt modification was consistent with the accounting described above.

Item 7. Financial Statements,

Note 1. Revenue Recognition, page F-11

2.

Please tell us what you mean by the reference to “wash sale” as it relates to the equipment and inventory sold. We reference your discussion in Note 17 that your equipment and inventory sold was netted against the cash proceeds from the sale. Please tell us your accounting basis for the “wash sale” and clarify how this is recorded in your financial statements.

2.

Registrant Response to Comment #2

a.

The reference to “wash sale” relates to the fact that no gain or loss was recognized on the sale of the equipment and other fixed assets sold by the Company to Chariot Robotics. The accounting basis for this treatment is that the net book value of the assets sold approximated the fair market value of the assets sold. This was considered reasonable since the assets had been purchased by the Company less than one year prior to their sale to Chariot. In addition, it was considered appropriate to not recognize revenue or a loss from the sale of these assets since:

i.

The Company is not in the business of selling equipment

ii.

The equipment sold was ancillary to the intellectual property transferred to Chariot.

b.

In Note 17, equipment sold was netted against the proceeds of the sale in order to illustrate how the Company calculated the revenue related to the sale of the intellectual property.

3.

In addition, In Note 1 on page F-11 you indicate that no gain or loss was recognized because of the wash sale treatment. However, in Note 17 you disclose revenue form sale of intellectual property. Please explain the discrepancy.

3.

Registrant Response to Comment #3

a.

The wash sale treatment is restricted to the equipment and spare parts inventory sold. These assets are recorded at actual cost and since the Company is not in the business of selling equipment or spare parts, and the purchase agreement did not address the price being paid for the equipment and spares parts, we did not consider it appropriate to recognize a gain or loss on their sale. Consequently, we allocated all of the excess consideration received over the net book value of the hard assets to the intellectual property. In Note 17, it is disclosed how the total proceeds from the transaction with Chariot are allocated to the various assets sold, including the intellectual property.

Stock-based Compensation, Page F-12

4.

Tell us how you computed expected volatility for fiscal year 2006. The range of 1–25% is significantly lower than the 2007 volatility range of 116-144%. Please also tell us the reasons for the increase in the volatility factors from year to year.

4.

Registrant Response to Comment # 4

a.

The Company’s common stock began public trading on January 25, 2006. Prior to its public trading, the Company had calculated volatility based upon a few private transactions which were all priced at $1.00 per share. Thus, the Company used a volatility of 1%. In order to calculate the volatility to be used in calculating the fair value of options granted subsequent to January 25, 2006, the Company first calculated the stock’s volatility for the period from January 25, 2006 to the date of grant. Because the expected life of options granted in 2006 was greater than the period for which public trading history was available, and because the Company was not able identify other public companies in the same or comparable industries, the Company used a weighted average of the calculated volatility for the period of public trading (135%) and the volatility used prior to public trading (1%), resulting in a weighted average volatility of 25% at year’s end.

b.

In 2007, as allowed by FAS123R, the Company used the simplified method in estimating the expected life of options granted during the year to management and employees. Based upon the resulting shorter expected lives and the additional trading history, we considered it reasonable to begin using historical volatility in our Black-Scholes calculation. The resulting volatility used to calculate the fair value of options was 117%.

Note 7. Redeemable Convertible Cumulative Preferred Stock, page F-21

5.

Please tell us and revise in future filings details of the redemption provision and the expected impact of this redemption in Note 2 and the Liquidity and Capital Resources discussion on page 14.

5.

Registrant Response to Comment # 5

a.

The redeemable convertible cumulative preferred stock is redeemable by the holders upon a change in control of the Company. A change in control is defined as the sale of greater than 50% of the Company’s common stock. We will disclose this redemption provision in future filings.

b.

The Liquidity and Capital Resources discussion, the face of the balance sheet and Note 2 of the Company’s Annual Report on Form 10-KSB for 2007 includes the expected impact of redemption which is approximately $3.9 million.

Note 17. Significant Transaction, page F-33

6.

We note your sale of the ship stripping and certain other assets of UES to Chariot Robotics LLC. We also note that you have historically accounted for the coating removal business as a separate operating entity and reporting unit. Please tell us your consideration of paragraphs 41-43 of SFAS 144 and how you determined that it was not necessary to report this as discontinued operations.

6.

Registrant Response to Comment # 6

a.

The Company modeled its treatment of the sale of the intellectual property and assets related to the ship stripping business after Example 12, paragraph A26b.of Appendix A to SFAS 144. The Company historically has provided segment information for the coatings removal business of UltraStrip Envirobotic Solutions, Inc. (UES).

b.

Prior to the transaction with Chariot, UES owned the following intellectual property:

i.

Patents for the removal of coatings from ships

ii.

A patent for robotic automobile paint stripping

iii.

A patent that extends the automobile paint stripping patent to any other 3D object.

c.

These patents and their related applications are the brands in the coating removal product group used in the SFAS example. As such, in accordance with the example because the patents sold are part of a larger cash-flow generating product group, the conditions in paragraph 42 for reporting the operating results of the brands in discontinued operations was not met. The Company’s consideration of paragraphs 41- 43 of SFAS 144 resulted in our concluding that reporting prior results in discontinued operations was not appropriate.

Note 17. Significant Transaction, page F-33

7.

Tell us in further detail the specifics of the assets sold, the significant terms of the agreement and whether you retained any interests in these assets. We note that the carrying value of the inventory, equipment and patent sold was $2.3 million and the cash proceeds were $6.2 million. Tell us what the difference relates to, for example, customer lists, trademarks, other agreements.

7.

Registrant Response to Comment # 7

a.

The assets sold included:

i.

robotic equipment for the removal of coatings from ships using water under high pressure

ii.

The equipment to capture, process and filter the coatings and other contaminants out of the water

iii.

An inventory of spare parts to support the equipment

iv.

The patents supporting the technology used in the equipment.

b.

The terms of the agreement called for the buyer to pay $6.2 million in cash, assume approximately $1,305,000 of the remaining capital lease on the equipment, assume $135,000 of accounts payable related to the inventory of spare parts. In addition, the Company agreed to pay $200,000 of legal costs of the buyer through the issuance of shares of the Company’s common stock (which were valued at approximately $323,000). Further, the Company received a 5% interest in the Buyer. Subsequent to December 31, 2007, the Buyer paid the Company $250,000 for the 5% interest.

c.

The Company first allocated the proceeds from the transaction to the hard assets (equipment and inventory) sold. The Company recorded the revenues from the sales of the hard assets equal to the carrying value of the assets with no recognition of the revenue or the expense since the Company is not in the business of selling equipment and spare parts. The difference between the proceeds of $6.2 million and the revenue allocated to the hard assets sold of $2.3 million represents the revenue allocated to the sale of the patents and intellectual property transferred to the Buyer. This revenue was recorded net of the carrying value of the patents and intellectual property, which had little or no carrying value since only the cost of filing for and obtaining the patents was included as an asset on the Company’s books. The remaining portion of the revenue relates to the non-cash consideration including the assumption of liabilities and the investment recorded. The total net revenue represents the excess of the fair value of all assets sold over the net book value.

Note 17. Significant Transaction, page F-33

8.

Tell us the accounting basis for recognizing the net assets sold as operating revenue in your statement of operations. In addition, please tell us your consideration of presenting net gain on the sale of assets as a non-operating item as it does not appear to be aligned with your business of licensing and selling clean technologies.

8.

Registrant Response to Comment # 8

The Company recorded the amount of the purchase price allocated to the intellectual property in operating revenue because, as stated in Item 1. – Description of the Business on page 1 of the Company’s 2006 Annual Report on Form 10-KSB, the Company is in the business of identifying, developing, patenting and then selling or licensing clean technologies.

a.

In this regard, the Company does not consider the difference to be a net gain on the sale of the hard assets, but rather considers it proper to recognize this as revenue related to the sale of the patents and intellectual property. Under the SEC SAB Topic 13 “Revenue Recognition”, Question 1, footnote 68 states “Gains or losses from the sale of assets should be reported as “other general expenses” pursuant to Regulation S-X, Article 5-03(b)(6). Any material item should be stated separately. We note this category is an operating category under the definition as they also discuss “non-operating” categories in this section. As such, the question that remains is whether the gain should be treated as operating revenue or as a contra-operating expense. FASB Concept Statement 6 defines revenues as “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations.” Thus, our treatment is consistent with the Company’s stated business model and is further supported by the valuations of the intellectual property sold.

Note 17. Significant Transaction, page F-33

9.

Tell us your consideration of providing Article 11 pro-forma information as it relates to your significant sale of assets/technology. Please refer to Article 11-01(4).

9.

Registrant Response to Comment # 9

a.

The Company believes the sale of the intellectual property and assets for the removal of coatings from ships was fully reflected as an operating item in the financial statements included with the Company’s Form 10-KSB for the year ended December 31, 2007.

b.

As such, the pro forma disclosure requirement of Article 11-01 a. (4) was not considered necessary.

Form 10-Q for the quarter ended March 31, 2008

Financial Statements

10.

Please tell us where you have disclosed the adoption of SFAS 157 during the quarter.

10.

Registrant Response to Comment #10

a.

The Company inadvertently omitted this disclosure in the Company’s 10-Q for the Quarter Ended March 31, 2008.

b.

We will include the disclosure in our 2nd Quarter 10—Q.

Note 3. Notes Payable, page 6

11.

Please revise to disclose in future filings and tell us how you determined the amount of debt discount and embedded conversion feature for the debt issuances discussed in Note 3.

12.

Registrant Response to Comment #11

a.

We will disclose in future filings how we determined the amount of debt discount and the embedded conversion features for new debt issuances.

b.

Our process involves four steps:

i.

First we calculate the fair market value of any warrants issued in connection with the debt by applying the Black—Scholes model using current stock prices, volatility and treasury rates consistent with the expected life of the warrants.

ii.

Next we calculate the relative fair market value of the debt and the warrants.

iii.

We then calculate the intrinsic value of any beneficial conversion feature using current market values of the stock and the note conversion rate.

iv.

The beneficial conversion feature is then recorded as the lower of the intrinsic value or the relative fair value of the debt.

Note 3. Notes Payable, page 6

12.

Please revise to disclose in future filings and tell us about the notes payable that are currently in default, including the specific events of default and how these are reflected in the financial statements. Clarify your plans to satisfy these events of default or to repay these notes.

12.

Registrant Response to Comment #11

a.

We agree to disclose, in future filings, the events of default for all notes payable in default.

b.

As of March 31, 2008, all notes payable in default are in default for failure to make timely payment of amounts due under the notes. Management anticipates curing these defaults either through cash generated from future sales of intellectual property, licensing revenues of intellectual property or from the proceeds of additional private debt offerings.

c.

In June 2008, one party has negotiated an agreement to defer the note until August 31, 2008 at which time the Company expects to clear the debt and accrued interest. Other than this, no party holding a note which is in default has demanded payment, and we do not expect any demands.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or if we can provide any additional information.

Very truly yours,

/s/ ADRIAN GOLDFARB
Adrian Goldfarb
Chief Financial Officer

/s/ DENNIS MCGUIRE	/s/ PATRICK HASKELL
Dennis McGuire	Patrick Haskell
Co-Chief Executive Officer	Co-Chief Executive Officer